

New York Stock Exchange
11 Wall Street
New York, NY 10005

July 6, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of FREYR Battery, under the Exchange Act of 1934:

- Ordinary Shares, with no nominal value
- Warrants, each whole warrant exercisable to purchase one Ordinary Share at an exercise price of $11.50 per share

Sincerely,